National Security Life and Annuity Company
One Financial Way
Cincinnati, Ohio 45242
October 22, 2009
Ms. Michelle Roberts
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F. Street, N.E.
Washington, D.C. 20549
VIA EDGAR

Re:	National Security Variable Account N
National Security Life and Annuity Company
N-4 Post-Effective Amendment No. 16 (File Nos. 333-76350 and 811-10619)
SEC Accession No. 0000950123-09-037083
Form AW — Withdrawal of amendment to a registration statement filed under the Securities Act
Dear Ms. Roberts:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, National Security Life and Annuity Company (“Depositor”) and National Security Variable Account N (the “Registrant”) hereby request the withdrawal of Registrant’s Post-Effective Amendment No. 16 to its Registration Statement on Form N-4 (SEC File No. 333-76350; 811-10619) filed with the Securities and Exchange Commission on August 21, 2009.
Depositor and Registrant’s request is based on a determination not to proceed with the product modification included in the Post-Effective Amendment at this time. Accordingly, Depositor and Registrant respectfully request effectiveness of this withdrawal to be as soon as practicable.
In making this request for withdrawal, Depositor and Registrant confirm that:
1. The Post-Effective Amendment has not automatically become effective nor been declared effective by the Commission;
2. No securities have been sold in reliance on the Post-Effective Amendment or pursuant to the prospectus contained therein; and
3. No preliminary prospectus contained in the Post-Effective Amendment has been distributed.

Securities and Exchange Commission
October 22, 2009

Sincerely, National Security Life and Annuity Company
/s/ John J. Palmer
John J. Palmer
President and Chief Executive Officer

National Security Variable Account N
/s/ John J. Palmer
John J. Palmer
President and Chief Executive Officer

cc: Ms. Rebecca Marquigny